SUPPORT AGREEMENT

THIS AGREEMENT is dated as of September 20th, 2010.

BETWEEN:

ARTHUR BROWN, a principal shareholder of Silvermex Resources Ltd.

(the “Shareholder”)

AND:

GENCO RESOURCES LTD., a corporation existing under the Business Corporations Act (British Columbia)

 (“Genco”)

WHEREAS:

(A) Genco Resources Ltd. and Silvermex Resources Ltd. have, subject to the concurrent execution and delivery of this Agreement, agreed to enter into an arrangement agreement (the “Arrangement Agreement”) providing for the combination of the respective businesses, properties and assets of Silvermex and Genco on the terms and conditions set forth therein (the “Transaction”);

(B) The Shareholder is the beneficial owner of the number of common shares in the capital of Silvermex (the “Shares”), options to acquire such shares, if any (the “Options”), and warrants to acquire such shares, if any (the “Warrants”), or other securities to acquire such shares, if any (the “Other Rights” and, together with the Options and Warrants, the “Convertible Securities”, and the Convertible Securities together with the Shares, the “Securities”) set forth on Exhibit 1 of this Agreement; and

(C) This Agreement sets out the terms and conditions of the agreement of the Shareholder to support the Transaction and to vote the Securities (including any New Shares acquired by the Shareholder after the date hereof), as applicable, in favour of the Transaction.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration for Silvermex and Genco entering into the Arrangement Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Representations of the Shareholder. The Shareholder represents that:

(a) it is the beneficial owner of the Shares and the Convertible Securities with good and marketable title thereto;

(b) none of the Shares or the Convertible Securities are subject to any voting agreement (other than this Agreement) or adverse claim;

(c) it does not beneficially own any common shares in the capital of Silvermex other than the Shares;

(d) it does not beneficially own any securities convertible into common shares in the capital of Silvermex other than the Convertible Securities;

(e) it has received a copy of the Arrangement Agreement; and

(f) it has full power and authority to make, enter into and carry out the terms of this Agreement.

2. Agreement to Support Transaction and Vote Shares. The Shareholder hereby irrevocably agrees that it will do all such things and take all such steps as Genco may reasonably require be done or taken to approve and support the transactions set out in the Arrangement Agreement and complete the transactions contemplated therein. Without limiting the foregoing, the Shareholder hereby agrees that at any meeting of the shareholders of Silvermex (or holders of rights to acquire common shares of Silvermex), however called, for the purpose of approving the Transaction, the Shareholder shall (or shall cause the holder of record to, if the Shareholder is the beneficial owner but not the holder of record of the Securities):

(a) vote all of the Shares and, if applicable, all of the Convertible Securities, in favour of the Transaction contemplated by the Arrangement Agreement and any actions required in furtherance of the actions contemplated thereby;

(b) vote all of the Shares and, if applicable, all of the Convertible Securities, to oppose any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of Silvermex under the Arrangement Agreement if such breach requires shareholder approval; and

(c) vote all of the Shares and, if applicable, all of the Convertible Securities, to oppose any proposed action by Silvermex or any other party the result of which could impede, interfere with or delay Silvermex from completing the Transaction.

3. Directors and Officers. Genco acknowledges and agrees that the Shareholder is bound hereunder solely in his, her or its capacity as a shareholder of Silvermex and that the provisions of this Agreement shall not be deemed or interpreted to bind the Shareholder in his, her or its capacity as a director and/or officer of Silvermex, as applicable. Nothing in this Agreement shall limit any person from fulfilling his fiduciary duties as a director and/or officer of Silvermex.

4. Control of Securities Held By Corporation or Other Entity. If any of the Shares or Convertible Securities are held through a corporation, trust or other entity over which the Shareholder has control, as defined in the Business Corporations Act (British Columbia) (either alone or in conjunction with any other person) (“Control”), the Shareholder shall act, vote and exercise its power and authority to ensure that this Agreement is complied with by said corporation, trust or other entity.

5. No Voting Trusts. The Shareholder will not, and will not permit any entity under the Shareholder’s Control to, deposit any of the Shares or Convertible Securities in a voting trust or subject any of the Shares or Convertible Securities to any arrangement or agreement with respect to the voting of such securities, other than agreements entered into with Genco.

6. No Proxy Solicitations. The Shareholder will not, and will not permit any entity under the Shareholder’s Control to:

(a) solicit proxies or become a participant in a solicitation in opposition to or competition with Genco in connection with the Transaction;

(b) assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Genco in connection with the Transaction; or

(c) act jointly or in concert with others with respect to voting securities of Silvermex for the purpose of opposing or competing with Genco in connection with the Transaction.

7. Non-Solicitation. The Shareholder agrees that it will not, directly or indirectly, solicit, initiate or knowingly encourage any inquiries, expression of interest, proposal or offer from, or negotiation with, or provide information to, or facilitate discussions with, any person relating to any Acquisition Proposal (within the meaning of the Arrangement Agreement) and that it will immediately notify Genco in writing upon receipt of any expression of interest, proposal or offer from any person relating to any Acquisition Proposal which has been received by it and will forthwith disclose to Genco all relevant details thereof.

8. Transfer and Encumbrance. Except with the prior written consent of Genco, which consent may be arbitrarily withheld, the Shareholder agrees not to transfer, sell or offer to transfer or sell or otherwise dispose of or encumber any of the Shares or New Shares (as defined below) other than to an affiliate of the Shareholder who agrees to be bound by the terms of this Agreement in respect of such Shares or New Shares on the same terms as the Shareholder.

9. Additional Purchases. The Shareholder agrees that any common shares in the capital of Silvermex purchased or as to which the Shareholder acquires beneficial ownership after the execution of this Agreement, including any shares acquired on the conversion of any of the Convertible Securities (together, the “New Shares”) shall be subject to the terms of this Agreement to the same extent as if the Shares.

10. Termination. Unless otherwise provided for herein, this Agreement shall terminate on the earlier of:

(a) Genco providing written notice of termination to the Shareholder;

(b) the termination of the Arrangement Agreement in accordance with its terms; and

(c) the effective date of the Transaction.

For greater certainty, if this Agreement is terminated in accordance with this Section 10, no party shall have liability to any other party under this Agreement except with respect to a breach of the Agreement that occurred prior to such termination.

11. Specific Performance. The Shareholder acknowledges that it will be impossible to measure in money the damage to Genco if the Shareholder fails to comply with any of its obligations under this Agreement, that every such obligation is material and that, in the event of any such failure, Genco will not have an adequate remedy at law or in damages, and accordingly, the Shareholder agrees that the issuance of an injunction or other equitable remedy is the appropriate remedy for any such failure.

12. Successors and Assigns. This Agreement and all obligations of the Shareholder hereunder shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

13. Entire Agreement. This Agreement supersedes all prior agreements among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing wavier of any matter by such party.

14. Notice. Any notice or other communication required or contemplated under this Agreement to be given by one party to the other shall be delivered, telecopied or mailed by prepaid registered post to the party to receive same at the undernoted address, namely:

(a) if to the Shareholder:

Arthur Brown
c/o Silvermex Resources Ltd.
Suite 420 -609 Granville Street
Vancouver, BC V7Y 1G5
Facsimile: (604) 682-4009

(b) if to Genco:

Genco Resources Ltd.
Suite 525 – 999 W. Hastings Street
Vancouver, BC V6C 2W2
Attention : James Anderson, Chief Executive Officer
Facsimile: (604) 682-2235

Any notice delivered or telecopied shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be. Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be a mail shrike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only if actually delivered.

15. Further Assurances. Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

16. Severability. Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not effect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

17. Time of the Essence. Time is of the essence in this Agreement.

18. Miscellaneous.

(a) This Agreement shall be construed in accordance with the laws of British Columbia and the parties hereto agree to attorn to the jurisdiction of the courts thereof.

(b) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c) All Section headings herein are for convenience of reference only and are not part of this Agreement and no construction or interference shall be derived there from.

(d) References to “he” and “they” shall be interpreted to include “her”, “it” and other gender variations thereof.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

GENCO RESOURCES LTD.
per:

“Arthur Brown”	“James R. Anderson”
ARTHUR BROWN	Authorized Signatory

EXHIBIT 1

SHAREHOLDER’S BENEFICIAL OWNERSHIP OF Silvermex SECURITIES

100,000	common shares of Silvermex (“Shares”)

850,000	options to acquire common shares of Silvermex (“Options”)

100,000	other rights to acquire common shares of Silvermex (“Other Rights”)

Summary of terms of any Other Rights:

The Other Rights described above consist of share purchase warrants to acquire common shares of Silvermex.